Filed by BlackRock Municipal Income Investment Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: BlackRock Municipal Income Trust II File No. 333-244305 Date: November 20, 2020 November 2020 Proposed BlackRock State and National Municipal Fund Reorganizations The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy- direct.com/blk-31540 or by calling Georgeson LLC, the Funds’ proxy solicitor toll free at 1-866-767-8867.Filed by BlackRock Municipal Income Investment Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: BlackRock Municipal Income Trust II File No. 333-244305 Date: November 20, 2020 November 2020 Proposed BlackRock State and National Municipal Fund Reorganizations The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy- direct.com/blk-31540 or by calling Georgeson LLC, the Funds’ proxy solicitor toll free at 1-866-767-8867.

Executive Summary The purpose of this presentation is to review the proposed reorganizations of certain BlackRock national and state municipal closed-end funds, which were approved by the Board in June 2020 – If approved by fund shareholders, the reorganizations would result in four combinations of funds with similar investment objectives and policies that seek to achieve certain economies of scale and other operational efficiencies – Refer to Appendix A for the list of funds in each reorganization Each reorganization is intended to result in the following potential benefits to fund shareholders: – Lower net total expenses per common share for both target and survivor funds (refer to slide 4) – Improved net earnings which enhances distribution stability and may lead to higher distribution yield longer term – Improved secondary market trading (potential discount narrowing, greater secondary market liquidity, lower transaction costs) – Operating and administrative efficiencies for the combined fund, including potential for the following: • Greater investment flexibility and investment options • The ability to trade portfolio securities in larger positions and more favorable transaction terms • Additional sources of leverage or more competitive leverage terms and more favorable transaction terms • Additional research coverage – Higher after tax yield for common shareholders of state municipal funds due to the ability to invest in higher yielding areas of the market combined with expense savings and other scale-related benefits In order for each fund reorganization to pass, both preferred and common shareholder approvals are required 2 CONFIDENTIAL – DO NOT CIRCULATEExecutive Summary The purpose of this presentation is to review the proposed reorganizations of certain BlackRock national and state municipal closed-end funds, which were approved by the Board in June 2020 – If approved by fund shareholders, the reorganizations would result in four combinations of funds with similar investment objectives and policies that seek to achieve certain economies of scale and other operational efficiencies – Refer to Appendix A for the list of funds in each reorganization Each reorganization is intended to result in the following potential benefits to fund shareholders: – Lower net total expenses per common share for both target and survivor funds (refer to slide 4) – Improved net earnings which enhances distribution stability and may lead to higher distribution yield longer term – Improved secondary market trading (potential discount narrowing, greater secondary market liquidity, lower transaction costs) – Operating and administrative efficiencies for the combined fund, including potential for the following: • Greater investment flexibility and investment options • The ability to trade portfolio securities in larger positions and more favorable transaction terms • Additional sources of leverage or more competitive leverage terms and more favorable transaction terms • Additional research coverage – Higher after tax yield for common shareholders of state municipal funds due to the ability to invest in higher yielding areas of the market combined with expense savings and other scale-related benefits In order for each fund reorganization to pass, both preferred and common shareholder approvals are required 2 CONFIDENTIAL – DO NOT CIRCULATE

Executive Summary (continued)

In addition, if consummated, the combined reorganizations would result in a decrease of $1,066,883 in the investment advisory fees charged and a decrease in other operating expenses (including custody, legal, accounting and audit fees) of $3,393,004[1]

Reorganization	Decrease in Investment Advisory Fees	Decrease in Other Operating Expenses
National Muni Reorganization "A"	$587,195	$1,494,321
National Muni Reorganization "B"	$284,495	$748,872
National Muni Reorganization "C"	$31,662	$776,129
New York Muni Reorganization	$163,531	$373,682

[1] Based on a pro forma basis for the twelve months ended August 31, 2020

BlackRock.

CONFIDENTIAL – DO NOT CIRCULATE

3

Summary Statistics

National Muni Reorganization "A"	Combined (MQY)	BZM	MHE	MZA	MYF	MEN	MQY
Net Assets	$1,185.3 million	$31.5 million	$32.4 million	$67.8 million	$196.9 million	$362.2 million	$499.8 million
Premium / Discount	-2.15%	-8.00%	-3.22%	-1.57%	-6.55%	-6.80%	-2.15%
Net Expense Ratio[1,2]	0.86%	1.98%[3]	1.52%	1.19%	1.23%	0.96%	0.92%
Expense Savings	-	-1.12%	-0.66%	-0.33%	-0.37%	-0.10%	-0.06%

National Muni Reorganization "B"	Combined (MHD)	BAF	BBK	MUH	MUS	MHD
Net Assets	$898.8 million	$133.5 million	$172.8 million	$177.4 million	$181.0 million	$238.7 million
Premium / Discount	-7.56%	-5.70%	-6.27%	-5.37%	-8.56%	-7.56%
Net Expense Ratio[1,2]	0.95%	1.17%	1.14%	1.07%	1.03%	0.99%
Expense Savings	-	-0.22%	-0.19%	-0.12%	-0.08%	-0.04%

National Muni Reorganization "C"	Combined (BLE)	BSD	MFT	BBF	BLE
Net Assets	$712.8 million	$104.5 million	$119.9 million	$142.9 million	$348.3 million
Premium / Discount	0.27%	-5.73%	-2.90%	-6.80%	0.27%
Net Expense Ratio[1,2]	0.96%	1.29%	1.09%	1.14%	1.02%
Expense Savings	-	-0.33%	-0.13%	-0.18%	-0.06%

New York Muni Reorganization	Combined (BNY)	BFY	BSE	BNY
Net Assets	$365.3 million	$77.0 million	$97.6 million	$193.6 million
Premium / Discount	-8.04%	-9.10%	-10.96%	-8.04%
Net Expense Ratio[1,2]	1.00%	1.24%	1.18%	1.17%
Expense Savings	-	-0.24%	-0.18%	-0.17%

As of 8/31/20 unless otherwise noted, include Voluntary waivers as applicable, (1) On a pro forma basis for the twelve months ended August 31, 2020, (2) Excluding investment related expenses, (3) Prior to June 1, 2020, the Investment Advisor voluntarily agreed to waive a portion of the investment advisory fees or other expenses of BZM equal to an annual rate of 0.05% of BZM's average weekly managed assets

BlackRock.
CONFIDENTIAL – DO NOT CIRCULATE
4

Appendix AAppendix A

Reorganizations

Target Funds	Surviving Fund
National muni reorganization "A"	
Maryland Municipal Bond (BZM)	MuniYield Quality (MQY)
Massachusetts Tax-Exempt Trust (MHE)	
MuniYield Arizona (MZA)	
MuniYield Investment Fund (MYF)	
MuniEnhanced Fund (MEN)	
National muni reorganization "B"	
Municipal Income Investment Quality Trust (BAF)	MuniHoldings Fund (MHD)
Municipal Bond Trust (BBK)	
MuniHoldings Fund II (MUH)	
MuniHoldings Quality Fund (MUS)	
National muni reorganization "C"	
Strategic Municipal Trust (BSD)	Municipal Income Trust II (BLE)
MuniYield Investment Quality Fund (MFT)	
Municipal Income Investment Trust (BBF)	
New York muni reorganization	
New York Municipal Income Trust II (BFY)	New York Municipal Income Trust (BNY)
New York Municipal Income Quality Trust (BSE)	

BlackRock.
6